EXHIBIT 16.1

March 31, 2009

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

RE:                    Tower Bancorp, Inc.

Commission File Number 0-12826

Ladies and Gentlemen:

We have read the statements of Tower Bancorp, Inc. contained in Form 8-K, Item 4.01 Changes in Registrant’s Certifying Accountant dated March 31, 2009, and are in agreement with the statements made with respect to information provided regarding Smith Elliott Kearns & Company, LLC.  We have no basis to agree or disagree with other statements of the registrant contained therein.  Further, we consent to the use of this letter as Exhibit 16.1 to Form 8-K.

On March 27, 2009, we sent a notice dated March 27, 2009 of the termination of the client-auditor relationship to Tower Bancorp, Inc. via overnight courier and to the Office of the Chief Accountant, Securities and Exchange Commission, via facsimile.

Sincerely,

/S/ Smith Elliott Kearns & Company, LLC